Exhibit 99.1

Pitanium Limited Announces Receipt of Nasdaq Delisting Determination Notice

HONG KONG, July 10, 2026 (GLOBE NEWSWIRE) — Pitanium Limited (Nasdaq: PTNM) (“Pitanium” or the “Company”), a Hong Kong-based retailer focused on the sale of proprietary skincare and personal care products, today announced that it received a delisting determination letter, dated July 7, 2026, from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq Staff has determined to delist the Company’s securities from Nasdaq.

On October 3, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order suspending trading in the Company’s securities because of potential manipulation in the Company’s securities effectuated through recommendations made to investors by unknown persons via social media to purchase the securities of the Company (the SEC’s order can be found at https://www.sec.gov/files/litigation/suspensions/2025/34-104165.pdf). Following this, Nasdaq halted trading in the Company’s securities and has now determined to delist the Company’s securities pursuant to Nasdaq Listing Rule IM-5101-4.

Nasdaq Listing Rule 5101 provides Nasdaq with “broad discretionary authority over the initial and continued listing of securities in Nasdaq in order to maintain the quality of and public confidence in its market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.” Listing Rule IM-5101-4 further expands on this authority, allowing Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the SEC has implemented a temporary trading suspension.”

Following the Notice, the Company has and will continue to consult with its legal counsel and other advisors to evaluate its next steps and will make further announcements as and when appropriate. Unless the Company requests an appeal of this determination by July 14, 2026, trading of the Company’s securities will be suspended at the opening of business on July 16, 2026. Nasdaq will subsequently file a Form 25-NSE with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

To date, Nasdaq has not communicated any findings or determination that the Company engaged in wrongdoing in connection with the recent trading activity in the Company’s securities or otherwise. The delisting determination does not affect the Company’s ongoing business operations or financial condition, and the Company will continue to conduct its business in the ordinary course.

Following the removal from The Nasdaq Stock Market, the Company’s securities may be eligible for trading in the over-the-counter (OTC) market. However, there can be no assurance that an active or sustained secondary trading market will develop for the Company’s securities.

About Pitanium Limited

Pitanium Limited, incorporated in the British Virgin Islands, is a retailer in Hong Kong focusing on the sale of its proprietary brand products in the field of beauty and personal care, namely PITANIUM and BIG PI, through online channels and physical retail stores in Hong Kong.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the impending suspension of trading of the Company’s securities on Nasdaq, the subsequent filing of Form 25-NSE, and the potential eligibility of the Company’s securities for trading in the over-the-counter market. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including risks related to the cessation of listing on a national exchange, the lack of an active or liquid trading market following suspension, the continued trading halt, and other factors discussed in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements except as required by law.

For more information, please contact:

Pitanium Limited

Investor Relations Department

Phone: +852 6297 5255

Email: US@pitanium.com